UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):   ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K  ☒  Form 10-Q    ☐ Form 10-D    ☐ Form N-CEN    ☐ Form N-CSR

For Period Ended:	March 31, 2021

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GWG Holdings, Inc.
Full Name of Registrant.

Former Name if Applicable

325 N. St. Paul Street, Suite 2650
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75201
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GWG Holdings, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2021 (the “Form 10-Q”) within the prescribed time period because the Company requires additional time to complete its financial statements and related disclosures to be included in the Form 10-Q. On April 1, 2021, the Company filed with the Securities and Exchange Commission a Form 12b-25, Notification of Late Filing, with regard to its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”) because the Company required additional time to complete its financial statements and related disclosures. The Company has not finalized its financial statements for the Form 10-K, and the Company is not in a position to file its Form 10-Q until after the financial statements for the Form 10-K have been finalized.

The Company currently is not certain whether it will be able to file its Form 10-Q within the five-calendar day extension period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Timothy Evans	(267)	258-2856
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒
Annual Report on Form 10-K for the fiscal year ended December 31, 2020

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements relating to the timing of the filing of the Form 10-Q. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by the forward-looking statements. Therefore, the forward-looking statements in this Form 12b-25 should be considered in light of the risks and uncertainties that attend such statements. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by law.

GWG Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2021	By:	/s/ Timothy Evans
Timothy Evans Chief Financial Officer

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